

OFFERING MEMORANDUM

facilitated by



Lil Mama's Chicago Style Hoagy

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Lil Mama's Chicago Style Hoagy
State of Organization	TN
Date of Formation	08/28/2020
Entity Type	Limited Liability Company
Street Address	818 Georgia Ave Ste 114, Chattanooga TN, 37402
Website Address	www.lilmamaschistylehoagy.com

(B) Directors and Officers of the Company

Key Person	Tiffany Pauldon
Position with the Company Title First Year	Owner 2021
Other business experience (last three years)	Tiffany is the owner and lead planner of Redberri Events. Her passion for event planning started at a young age when she, like many girls, started to plan her wedding before she met Mr. Right. Tiffany's creativity, optimism and love for helping others is the perfect recipe for a fabulous event.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Tiffany Pauldon	100%

(D) The Company's Business and Business Plan

Intended Use of Funds

We are so excited about expanding our catering services, purchasing new equipment and preparing pop-up shops in other cities! We will use the funds to execute our vision in order to prepare for future expansion.

- Because we are located in the heart of the Innovation District we are surrounded by businesses who desire convenient catering. Our catering sales have steadily increased in a short period of time. We want to be prepared as we anticipate growth in our catering services.
- We need additional equipment in order to be prepared for an increase in sales.
- We are excited to take Lil Mama's to other cities. We have noticed an influx of out of towners who have traveled to Chattanooga specifically for the Lil Mama Experience.

Employee Enrichment + Growth

We understand the importance of valuing our staff, expressing gratitude and growth and development. We intend to do additional leadership coaching with our staff, including attending conferences and more team building activities!

FEEDING THE HOMELESS!

SPACE LM

https://lilmamaschistylehoagy.com/events/

THNKFUL 4 U EVNT!

Catch us on Patten Parkway!

We are located in the heart of downtown Chattanooga,Tennessee on the beautiful newly renovated Patten Parkway. The city has done a great job creating great public spaces and Patten Parkway is no exception!

- The Parkway is now suited for festivals, concerts and other special events.
- There is new exclusive art piece named Radiance near Lil Mama's! The beautiful piece will bring more awareness to our restaurant!
- The open space allows us to host more community events!

Our Core Values

Check out our core values that we embody everyday!

- Honesty
- Integrity
- Passion

- Creativity
- Respect
- Innovation
- Collaboration

Our Mission

The mission of Lil Mama's is to always meet the needs of our customers and community with love, care and perfectly crafted hoagies.

- Through consistent, predictable, professionalism, Lil Mama's will create a 5-star experience for all customers EVERY TIME.
- When you pay us a visit and see any of our crew members place one hand on their heart don't be alarmed, it's how we express gratitude in our shop!

Our Story

Lil Mama's Chicago Style Hoagy is Chattanooga's newest hoagy shop, full of spunk, flavor and 90s nostalgia. As the owner, I had big dreams of creating a hip, 90's inspired, modern vibe hoagy shop. Being from Chicago, I'm always looking for a piece of home in Chattanooga. Lil Mamas is not only dedicated to providing quality, delicious food, we are dedicated to building community. What's makes us different from any other sandwich shop is we've created this fun, nostalgic vibe. When our guests are in waiting for their meal they are typically occupied with taking photos or bobbing their heads to their favorite 90s song.

- Lil Mama's has been so social and has created a great following! We have over 7600 followers between Instagram and Facebook!

The Team

Tiffany Pauldon-Banks, Founder

Event Planning Extraordinaire Tiffany Pauldon-Banks, is best known for creating fabulous luxurious events. TIFFANY is the owner and lead planner of Redberri Events. Her passion for event planning started at a young age when she, like many girls, started to plan her wedding before she met Mr. Right. Tiffany's creativity, optimism and love for helping others is the perfect recipe for a FABULOUS event. Speaking of perfect recipes, Tiffany loves cooking and making speciality dishes in her spare time and is now excited to introduce her latest venture, Lil Mama's Chicago Style Hoagy.

Lil Mama's was created in the comfort of her home with her son and husband. Tiffany made hoagies for her son's friends and they fell in love. One friend said, "Ms. Tiffany you can sell these!" and in that moment Lil Mama's was created. After long hours of creating the perfect menu, curating the perfect hoagy and mixing the best punch she knew she was ready to introduce Chattanooga to Lil Mama's Chicago Style Hoagy.

Tiffany prides herself on her ability to make each customer experience as unique as the individual she is serving.

She holds a bachelor's degree in communications from Tennessee State University and a master's degree in organizational leadership from Lewis University. When Tiffany isn't organizing events or slangin' hoagies she enjoys traveling, spending time with family & friends, shopping and staying updated on the latest trends!

Jonita Travis, General Manager

Jonita Travis, also known as Nita, is our General Manager and proud mother of 5. She has over 5 years of restaurant managerial experience. Through her initiatives she has become an amazing leader by always leading by example and building trusting relationships with her crew members. Her commitment to others allows her to create distinguished teams that are led to greatness! Jonita takes care of all of our customer needs and holds high expectations from her crew. She has committed to holding her crew accountable including herself to ensure all guests have an experience beyond their expectations!

Kaelan Byrd, Communications Manager

Kaelan Byrd is our Communications Manager. She is a graduate of Lee University where she majored in public relations. Kaelan is a proud Chattanooga native. When she isn't writing press releases or posting memes on our various social media platforms Kaelan likes to hike, run, eat local, and watch the STARZ TV series "Outlander" over and over. She loves communications because it's a chance to tell a story, because everyone, whether you're a business or an individual, has a story that's worth telling. She can't wait to keep telling the story of Lil Mama's.

Xavia Jones, HR Manager

Xavia Jones aka "X" is our HR Manager. She handles all of our human capital needs from strategic human resource planning to recruitment as well as training and development. X has been rocking with Tiffany since she started Redberri Events. She brings a wealth of human resource knowledge from her Business Administration degree and experience in various industries. She works hard to make sure that everyone feels apart of the family and ready serve our amazing customers!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	September 24, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$75,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment (add'l food storage)	$1,500	$7,000
New Customer Driven Point of Sale System	$1,700	$3,500
Expanding Catering Services	$1,500	$30,000
Working Capital	$4,700	$30,000
Mainvest Compensation	$600	$4,500
TOTAL	$10,000	$75,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page

6

- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 3.0%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.7 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.4%
$26,250	1.1%
$42,500	1.7%
$58,750	2.4%
$75,000	3.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.7x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Tiffany Pauldon	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Lil Mama's has been operating since January 2021 and has since achieved the following milestones:

- Opened location in Chattanooga, Tennessee

- Achieved revenue of $365,000 in the first six months of business! Which will exceed our year one goal. We are projected to be at over $715,000 this first year!

- Had Cost of Goods Sold (COGS) of $247k in the first six months.

Historical financial performance is not necessarily predictive of future performance.

No operating history

Lil Mama's was established in January 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of July 2021, Lil Mama's has no outstanding debt and a cash balance of $64,000. Debt raised on Mainvest will be Lil Mama's only outstanding debt. Lil Mama's may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Lil Mama's fundraising. However, Lil Mama's may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$715,000	$858,000	$1,003,860	$1,134,362	$1,247,798
Cost of Goods Sold	$247,523	$317,306	$388,224	$455,715	$505,243
Gross Profit	$467,477	$540,694	$615,636	$678,647	$742,555
EXPENSES					
Rent	$27,804	$28,499	$29,211	$29,941	$30,689
Utilities	$865	$886	$908	$930	$953
Salaries	$176,289	$211,546	$247,508	$279,684	$307,652
Other expenses	$0	$23,575	$24,164	$24,768	$25,387
Repairs & Maintenance	$0	$3,000	$5,000	$6,000	$6,500
Meals & Entertainment	$2,500	$3,500	$4,500	$5,500	$6,500
Payroll taxes and benefits	$72,638	$74,453	$76,314	$78,221	$80,176
Operating Profit	$187,381	$195,235	$228,031	$253,603	$284,698

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V